FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company:

RTN STEALTH SOFTWARE INC.

5250 Satellite Drive, Unit 22

Mississauga, Ontario L4W 5G5

Item 2

Date of Material Change:

January 10, 2011 and January 19, 2011

Item 3

News Release:

The   news   release   attached   hereto   as   Schedule   “A”   was   disseminated   over

Marketwire  on  January  10,  2011.   The  news  release  attached  hereto  as  Schedule

“B” was disseminated over Marketwire on January 19, 2011.

Item 4

Summary of Material Change:

On  January  19,  2011  RTN  Stealth  Software  Inc.  (the  "Company"  or  "RTN

Stealth")  completed  a  non-brokered  private  placement  of  9,523,809  units  at  a purchase price of $0.0525 per unit, for aggregate gross proceeds of approximately

$500,000.   Each  unit  is  comprised  of  one  (1)  common  share  of  the  Company  (a

“Common   Share”)   and   four   (4)   common   share   purchase   warrants   (each,   a

“Warrant”).     Each   whole   Warrant   entitles   its   holder   to   purchase   one   (1)

additional  Common  Share  at  an  exercise  price  of  $0.0525  per  share  at  any  time prior to 5:00 p.m. (Toronto time) on March 31, 2011.

On  January  10,  2011,  the  Company  agreed  to  amend  the  terms  of  its  outstanding promissory  notes  in  aggregate  principal  amount  of  US$2,407,212  to,  among  other things,  permit  the  Company  to  elect  at  any  time  prior  to  March  31,  2011,  to  pay all,  but  not  less  than  all,  of  the  aggregate  principal  amount  then  outstanding  on one or more of the notes, together with all interest then accrued on the notes being repaid,  by  issuing  to  the  holder  a  number  of  Common  Shares  equal  to  the  amount then owing on the relevant note divided by an issue price of $0.0525 per share.

Item 5

Full Description of Material Change:

5.1

Full Description of Material Change

On January 19, 2011 RTN Stealth completed a non-brokered private placement of

9,523,809  units  at  a  purchase  price  of  $0.0525  per  unit,  for  aggregate  gross

proceeds of approximately $500,000.   Each unit is comprised of one (1) Common

Share  and  four  (4)  Warrants.   Each  whole  Warrant  entitles  its  holder  to  purchase

one (1) additional Common Share at an exercise price of $0.0525 per share at any time prior to 5:00 p.m. (Toronto time) on March 31, 2011.

As  announced  on  January  10,  2011,  a  group  of  insiders,  led  by  Mr.  Halpern,

Chairman  of  the  Board  of  the  Company,  agreed  on  that  date  to  purchase  from existing  third  party  holders,  promissory  notes  of  the  Company  in  an  aggregate principal  amount  of  US$1,453,606,  together  with  interest  accruing  thereon  at  the

rate  of  Prime  +  1%.    In  connection  with  the  insiders’  purchase  of  promissory notes,  the  Company  agreed  to  amend  the  terms  of  its  outstanding  promissory notes  (the  “Debt  Amendments”)  in  an  aggregate  principal  amount  of  $2,407,212

(which  amount  includes  the  promissory  notes  purchased  by  insiders  as  described above) to permit the Company to elect at any time prior to March 31, 2011, to pay all,  but  not  less  than  all,  of  the  aggregate  principal  amount  then  outstanding  on one or more of the notes, together with all interest then accrued on the notes being repaid,  by  issuing  to  a  holder  of  promissory  notes  a  number  of  Common  Shares equal  to  the  amount  then  owing  on  the  relevant  note  divided  by  an  issue  price  of

$0.0525  per  share.   Although  holders  of  the  promissory  notes  have  also  agreed  to extend  the  term  of  the  notes  for  three  (3)  years  on  the  same  terms  and  conditions,

it  is  currently  anticipated  that  the  Company  will  elect  to  satisfy  its  indebtedness by the issuance of Common Shares.

The  Debt  Amendments  constitute a “related party transaction”  for  the  purposes  of

Multilateral   Instrument   61-101-   Protection   of   Minority   Security   Holders   in

Special  Transactions  (“MI  61-101”).  The  Company  relied  on  the  exemptions from  the  formal  valuation  and  minority  shareholder  approval  requirements  of  MI

61-101  pursuant  to  the  exemption  found  in  sections  5.7(e)  and  5.5(g)  of  MI  61-

101  on  the  basis  that  the  Company  is  in  serious  financial  difficulty  and  the transaction  is  designed  to  improve  its  financial  position,  as  determined  by  the non-interested  directors  of  the  Board.  The  agreement  to  amend  the  Company’s indebtedness,  and  the  terms  thereof,  were  approved  by  all  of  the  Company’s  non-

interested directors.

In   addition,   on   January   10,   2011,   the   Company   announced   that   subject   to

shareholder approval at the next annual meeting of the Company, the Board of the

Company has approved and agreed to recommend the amendment of its articles of incorporation  to  permit  the  early  conversion  of  5,250,000  special  convertible

Class   B   preferred   shares   (Series   1)   (the   “Special   Preferred   Shares”)   into

52,500,000   common   shares   of   the   Company   in   accordance   with   the   10:1

conversion  ratio  specified  in  its  current  articles  of  incorporation.  The  Special

Preferred  Shares  were  issued  to  shareholders  of  Market  Guidance  Systems  Inc.

(“MGS”) and certain transaction advisors in 2010 in connection with the purchase of  MGS’s  assets  by  the  Company  announced  on  May  17,  2010.  The  Special

Preferred Shares were specified to be convertible into common shares only upon a

$20  million  revenue  milestone  target  being  reached  on  the  retail  version  of  RTN

Stealth software, a condition which has not yet been satisfied.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7

Omitted Information:

Not applicable.

Item 8

Executive Officer:

Michael Boulter

Interim Chief Executive Officer

Telephone: (905) 629-1333

Item 9

Date of Report:

January 20, 2011

SCHEDULE “A”

RTN STEALTH SOFTWARE INC.

5250 Satellite Drive, Unit 22

Mississauga, Ontario L4W 5G5

Tel: 905-629-1333 Fax: 905-629-3222

CNSX: RTN; OTCBB: RTNSF; FRANKFURT: 8RT

For Immediate Release: January 10, 2011

RTN  Stealth  resolves  liquidity  issues,  strengthens  balance  sheet,  elects  new  Chair  and  announces annual meeting.

MISSISSAUGA, Ontario, Canada /January 10, 2011/

Michael  Boulter,  President,  COO  and  interim  CEO  of  RTN  Stealth  Software  Inc.  (the  "Company"  or

"RTN Stealth") advised today that the Company has successfully addressed its short-term liquidity issues by  means  of  a  non-brokered  private  placement  which  is  scheduled  to  close  on  or  about  January  11,  2011.

The  private  placement  will  immediately  generate  liquidity  of  approximately  $500,000  for  the  Company.

Pursuant to the placement the Company will issue 9,523,809 units at a purchase price of $0.0525 per unit.

Each  unit  will  include  one  (1)  common  share  of  the  Company  (a  “Common  Share”)  and  four  (4)

common  share  purchase  warrants  (each,  a  “Warrant”).    Each  whole  Warrant  entitles  its  holder  to

purchase  one  (1)  additional  Common  Share  at  an  exercise  price  of  $0.0525  per  share  at  any  time  prior  to

5:00 p.m. (Toronto time) on March 31, 2011.

In  conjunction  with  the  closing  of  the  private  placement,  the  Company  is  delighted  to  make  a  number  of related announcements:

1.   Mr. Todd  Halpern, appointed to the Company’s Board of Directors in October, 2010, has been elected as  Chair  of  its  Board  of  Directors.  Primarily  engaged  as  President  of  Halpern  Enterprises.  Mr.  Halpern

and  his  family  have  been  in  the  business  of  importing  fine  wines  and  spirits  into  Canada  for  over  57

years.   Mr.  Halpern  joined  Halpern  Enterprises  in  1979  and  has  since  built  the  company  into  Canada’s largest  importer  of  wine  and  spirits,  representing  over  100  of  the  world's  leading  producers.  Mr.  Halpern was also a member of the Board of Sentinelle Medical Inc. and was involved in the successful acquisition of  the  company  by  Hologic  Inc.  He  is  also  a  member  of  the  Board  of  Mobilotto,  a  software  development company focused on creating secure mobile games for regulated environments.

Heavily  involved  in  philanthropy  in  the  healthcare  sector,  Mr.  Halpern  has  served  as  a  member  of  the

Board  of  Toronto  General  Hospital  since  2005.  In  addition  to  being  Board  Champion  of  the  Krembil

Neuroscience  Centre's  Krembil  Discovery  Tower  and  Krembil  Neuro  Program,  he  chairs  the  annual

Grand Cru Culinary Wine Festival, which benefits research at University Health Network.

As   chair   of   the   Company,   Mr.   Halpern   will   lead   its   efforts   to   strengthen   overall   governance   and

management.

2.  On  the  recommendation  of  an  independent  committee  of  its  Board  of  Directors,  the  Company  has  also concluded  an  agreement  to  restructure  its  indebtedness  which,  having  become  due  and  payable,  was  in default.  Certain  insiders  led  by  Mr.  Halpern  have  agreed  to  purchase  and  hold  promissory  notes  of  the

Company  in  an  aggregate  principal  amount  of  US$2,407,212,  together  with  interest  accruing  thereon  at

the  rate  of  Prime  +  1%.   Under  the  terms  of  the  agreement,  the  Company  may  elect  at  any  time  prior  to

March  31,  2011,  to  pay  all,  but  not  less  than  all,  of  the  aggregate  principal  amount  then  outstanding  on one  or  more  of  the  notes,  together  with  all  interest  then  accrued  on  the  notes  being  repaid,  by  issuing  to the  holder  a  number  of  Common  Shares  equal  to  the  amount  then owning  on  the  relevant  note  divided  by

an issue price of $0.0525 per share.   Although holders of the promissory  notes have also agreed to extend the  term  of  the  notes  for  three  (3)  years  on  the  same  terms  and  conditions,  it  is  currently  anticipated  that the Company will elect to satisfy its indebtedness by the issuance of common shares.

The  agreement  to  amend  the  promissory  notes  is  a  related  party  transaction  for  purposes  of  applicable

securities  laws.   The  Company  is  relying  upon  one  or  more  exemptions  from  certain  of  the  requirements applicable  to  related  party  transactions,  including  an  exemption  that  is  available  to  the  Company  because it is in serious financial difficulty and the transaction is designed to improve its financial position.

3.   Subject  only  to  shareholder  approval  at  the  next  annual  meeting  of  the  Company,  the  Board  of  the

Company has approved and agreed to recommend the amendment of its articles of incorporation to permit the  early  conversion  of  5,250,000  special  convertible  Class  B  preferred  shares  (Series  1)  (the  “Special

Preferred   Shares”)   into   52,500,000   common   shares   of   the   Company   in   accordance   with   the   10;1

conversion  ratio  specified  in  its  current  articles  of  incorporation.  The  Special  Preferred  Shares  were issued  to  shareholders  of  Market  Guidance  Systems  Inc.  (“MGS”)  and  certain  transaction  advisors  in

2010 in connection with the purchase of MGS’s assets by the Company announced on May 17, 2010. The

Special  Preferred  Shares  were  specified  to  be  convertible  into  common  shares  only  upon  a  $20  million revenue  milestone  target  being  reached  on  the  retail  version  of  RTN  Stealth  software,  a  condition  which has not yet been satisfied.

4.    The  Board  of  the  Company  will  shortly  be  issuing  formal  notice  for  an  Annual  Meeting  of  the

Company to be held in Toronto, Ontario on February 16, 2011 with the Record Date set in respect thereof being  January  14,  2011.  In  addition  to  resolutions  dealing  with  the  conversion  of  the  Special  Preferred

Shares,  the  Company  will  be  seeking  shareholder  approval  to  amend  its  articles  of  incorporation,  adopt  a new general bylaw, expand the size of its Board to 10 members, elect a new Board of Directors, authorize the  Company’s  continuance  under  Ontario  law  and  conduct  such  other  and  further  business  as  may  be usual or appropriate.

“The  immediate  and  near  term  cash  injection  provided  by  the  private  placement,  together  with  the restructuring  of  the  Company’s  debt,  will  strengthen  the  Company’s  balance  sheet  considerably,  relieve the  previously  disclosed  liquidity  pressures  and  position  the  Company  to  move  forward  again  and  enable the  rationalization  of  its  equity  capital  structure  ,”  Mr.  Boulter  said.  “The  exercise  of  the  warrants  and

repayment   of   the   notes   with   shares,   coupled   with   shareholder   approval   for   the   elimination   of   the

overhange related to the preferred shares, will give the company a viable capital structure to build on over the  long  term,  enabling  it  to  complete  the  development  and  testing  of  its  unique  securities  trading  system and  platform.  Our  strengthened  Board  under  Mr.  Halpern’s  leadership  will  bring  new  direction  and  focus to the Company as it moves forward to commercial deployment of its software solutions.”

For  additional  information  about  RTN  Stealth  Software  Inc.,  please  contact  us  at  (905)  629-1333  or  visit us at www.rtnstealth.com.

Except  for  historic  information,  the  matters  discussed  in  this  document  contain  certain  forward-looking  statements.  These  statements  involve known  and  unknown  risks,  delays,  uncertainties  and  other  factors  not  under  the  Corporation’s  control  that  may  cause  actual  results,  levels  of activity,  performance  or  achievements  to  be  materially  different  from  the  results,  levels  of  activity,  performance,  achievements  or  expectations expressed or implied by these forward-looking statements.

CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

SCHEDULE “B”

RTN STEALTH SOFTWARE INC.

5250 Satellite Drive, Unit 22

Mississauga, Ontario L4W 5G5

Tel: 905-629-1333 Fax: 905-629-3222

CNSX: RTN; OTCBB: RTNSF; FRANKFURT: 8RT

For Immediate Release: January 19, 2011

RTN Stealth Closes Private Placement

MISSISSAUGA, Ontario, Canada /January 19, 2011/

Michael  Boulter,  President,  COO  and  interim  CEO  of  RTN  Stealth  Software  Inc.  (the  "Company"  or

"RTN  Stealth")  advised  today  that  the  Company  has  completed  the  previously  announced  non-brokered

private   placement   for   gross   proceeds   to   the   Company   of   approximately   $500,000.   Pursuant   to   the

placement the Company issued 9,523,809 units at a purchase price of $0.0525 per unit.  Each unit consists of  one  (1)  common  share  of  the  Company  (a  “Common  Share”)  and  four  (4)  common  share  purchase

warrants  (each,  a  “Warrant”).    Each  whole  Warrant  entitles  its  holder  to  purchase  one  (1)  additional

Common  Share  at  an  exercise  price  of  $0.0525 per  share  at  any  time  prior  to  5:00  p.m.  (Toronto  time)  on

March 31, 2011.

For  additional  information  about  RTN  Stealth  Software  Inc.,  please  contact  us  at  (905)  629-1333  or  visit us at www.rtnstealth.com.

Except  for  historic  information,  the  matters  discussed  in  this  document  contain  certain  forward-looking  statements.  These  statements  involve known  and  unknown  risks,  delays,  uncertainties  and  other  factors  not  under  the  Corporation’s  control  that  may  cause  actual  results,  levels  of activity,  performance  or  achievements  to  be  materially  different  from  the  results,  levels  of  activity,  performance,  achievements  or  expectations expressed or implied by these forward-looking statements.

CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.